OSG	Overseas Shipholding Group Inc.

666 Third Avenue New York, NY 10017 www.osg.com	Tel: 212 578 1839 Fax: 212 251 1170 E-mail: mitkin@osg.com	Myles R. Itkin Executive Vice President, Chief Financial Officer & Treasurer

July 26, 2011

Ms. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

RE:	Overseas Shipholding Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 001-06479

Dear Ms. Shenk:

We have reviewed your letter to us of June 27, 2011 setting forth staff comments on the Overseas Shipholding Group, Inc. (“OSG” or the “Company”) Form 10-K for the fiscal year ended December 31, 2010. Based on our review, we respond as follows to the staff comments:

Form 10-K for the fiscal year ended December 31, 2010

Risk Factors, page 25

The market value of vessels fluctuates significantly…, page 27

SEC Comment

1.
We note your disclosure that the market value of vessels fluctuates significantly, which could adversely affect your liquidity, result in breaches of your financing agreements or otherwise adversely affect your financial condition. Due to the volatility in vessel market values, please revise your discussion of liquidity in MD&A to include disclosure of the potential impact to your liquidity of this volatility. Such discussion should provide your investors with greater insight into the likelihood of breaches of your financing agreements. Your revised disclosure may include the aggregate market value of vessels as compared to the outstanding balance under any financing agreements and/or a sensitivity analysis discussing the impact a10% change in vessel market value may have on your continued compliance with your financing agreements.

OSG Response

We will comply with your request in future filings, commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, by expanding our discussion of the Company’s debt agreements containing loan-to-value clauses to include the likelihood of breaches of those financing agreements resulting in an adverse impact on liquidity. We intend to modify the relevant paragraph in the discussion of liquidity in MD&A as follows:

The Company was in compliance with all of the financial and collateral maintenance covenants contained in its debt agreements as of June 30, 2011 and projects continued compliance over the next 12 months. While the Company is primarily an unsecured borrower, three debt agreements with an aggregate outstanding balance of $517,595 as of June 30, 2011 contain loan-to-value clauses that require the charter-free market value of the vessels pledged as collateral under each of the secured facilities to be no less than a specified percentage of the borrowings outstanding. One facility with an outstanding balance as of June 30, 2011 of $158,993 (excluding balances applicable to two VLCCs that were under construction and therefore not subject to the loan-to-value clauses) requires a minimum ratio of 125% and two facilities with an aggregate outstanding balance of $358,602 require a minimum ratio of 110%. For covenant compliance purposes, the market values of the vessels are determined on the basis of a “willing seller and willing buyer” by independent third party ship brokers approved by the Company and the lenders. Such valuations are not necessarily equivalent to the amounts that the Company would receive upon sale of any of these vessels, which may be more or less. The debt agreements provide that the market values of the vessels be compared with the outstanding loan balances annually on December 31 for the one facility with the 125% minimum ratio, and semi-annually for the two facilities with the 110% minimum ratio. The estimated charter-free market value of the vessels that secured the facility requiring the maintenance of a minimum ratio of 125% provided a ratio of 198% as of December 31, 2010. The charter-free market value of the vessels that secured the two facilities requiring the maintenance of a minimum ratio of 110% provided ratios of 121% and 129% as December 31, 2010 and 113% and 122% as June 30, 2011. Market values of vessels are highly volatile and resulting changes could have a significant impact on the calculation of the reported ratios. In the event that the aggregate market value of the vessels that secure the Company’s obligations under any of the secured facilities falls below the minimum required percentage and the lenders request or require compliance, the Company has the option to either repay a portion of the borrowings under the facility or pledge additional collateral consisting of cash, cash equivalents or vessels of a similar size, class and age that are acceptable to the lenders. In addition to availability under its unsecured revolving credit agreement there are also a number of vessels in the Company’s fleet that it believes would be acceptable to the lenders as additional collateral. Accordingly, the Company expects it will continue to be in compliance with the loan-to-value covenants in these secured debt agreements over the next twelve months.

SEC Comment

2.
In addition, we believe that you should include a table in your discussion of liquidity in MD&A listing your vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2010, if you decided to sell all of such vessels.

OSG Response

We will comply with your request in future filings of our Annual Reports on Form 10-K, which contain both the relevant risk factors and critical accounting policies, by including a table in our discussion of liquidity in MD&A providing information for vessels in our fleet where the market values are below their carrying values. We will supplement this information with the aggregate market value and aggregate book value of such vessels. Because of the number of vessels in the Company’s owned fleet (59 as of June 30, 2011), and the fact no one vessel in each fleet sector is more likely to be sold than another within such fleet sector, we believe that presenting these tables by reportable segment and then providing the aggregate carrying values and the related shortfall in aggregate by reportable segment provides our investors the additional information in a more easily readable format. To further aid our investors, the Company will provide additional detail of carrying values by vessel type within the International Crude and International Products reportable segments because these segments constitute the majority of the Company’s owned vessels in terms of numbers and aggregate carrying value. We respectfully submit to the Staff that the proposed disclosures will not include aggregate market values of vessels in the U.S. Flag segment. The Company believes that the availability, quality and reliability of fair market valuations of such vessels are limited given the fact that the U.S. Flag market is relatively small and illiquid with very limited second hand sales and purchases activity from which to benchmark vessel values. For example, the Company owns the only two U.S. Flag shuttle tankers in the marketplace, as well as the only two modern U.S. Flag Lightering ATBs in the 45,000 dwt class. In addition, market values in the U.S. market are dependent in large part on contract coverage. Accordingly, we do not believe that disclosure of such estimated valuations would be meaningful to the users of the financial statements, particularly since none of the Company’s U.S. Flag vessels are pledged as collateral under any of the Company’s debt facilities, or materially different from the cash flow analyses presently used by the Company for impairment assessments.

A draft of the proposed table format and accompanying narrative is included below:

While OSG intends to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 201X.  The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold.  The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel is impaired as discussed above in “Critical Accounting Policies – Vessel Impairment.”  The Company believes that the future undiscounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels’ carrying values as of December 31, 201X, and accordingly has not recorded an impairment charge.

Vessel Type	Average Vessel Age (weighted by dwt)	Number of Owned Vessels	Carrying Value as of December 31, 2011

International Flag Crude Tankers
VLCCs (includes ULCC)
Suezmaxes
Aframaxes (includes OSG Lightering fleet)
Panamaxes
Total International Flag Crude Tankers(1)

International Flag Product Carriers
Panamax
Handysize
Total International Flag Product Carriers(2)

Total Other International Flag Vessels(3)

Total U.S. Flag Vessels

Fleet Total

(1)
As of December 31, 201X, the International Flag Crude Tankers segment includes vessels with an aggregate carrying value of $XXX, which the Company believes exceeds their aggregate market value of approximately $XXX by $XX.

(2)
As of December 31, 201X, the International Flag Product Carriers segment includes vessels with an aggregate carrying value of $XXX, which the Company believes exceeds their aggregate market value of approximately $XXX by $XX.

(3)
The Pure Car Carrier has a carrying value which the Company believes exceeds its market value as of December 31, 201X.  The Company believes that the carrying value of this vessel exceeds its market value by $XX.

Critical Accounting Policies, page 48

Vessel Impairment, page 49

SEC Comment

3.
Given that the market value of vessels fluctuates significantly, please expand your disclosure to describe your estimates and assumptions in greater detail that are used for analysis of vessel impairment and also to provide greater insight into possible variability of your estimates and assumptions. Your revised disclosure should address circumstances where the market value of vessels may have declined below the vessels carrying value even though you may not have impair those vessels’ carrying value under your accounting impairment policy. In addition, your revised disclosure should explain how you calculated the estimates, how accurate your estimates have been in the past, how assumptions have changed in the past and the extent to which the estimates are reasonably likely to change in the future.

OSG Response

We will comply with your request in future filings of the Company’s Annual Reports on Form 10-K and also intend to include the proposed language in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, by expanding the critical accounting policy for “Vessel Impairment” to describe our estimates and assumptions used for analysis of vessel impairment in greater detail including the possible variability of such estimates and assumptions. We intend to modify that critical accounting policy as follows: (new text is underlined):

The carrying values of the Company’s vessels may not represent their fair market value or the amount that could be obtained by selling the vessel at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company evaluates vessels for impairment only when it determines that it will sell a vessel or when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) internally forecasted rates that are consistent with forecasts provided to the Company’s senior management and Board of Directors, and (ii) the trailing 10-year historical average rates, based on quarterly average rates published by a third party maritime research service. The internally forecasted rates are based on management’s evaluation of current economic data and trends in the shipping and oil and gas industries. Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes the use of estimates based on the combination of internally forecasted rates and 10-year historical average rates calculated as of the reporting date,to be reasonable.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a  residual value are consistent with the salvage value assumptions used in the determination of depreciation.

The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include, (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels, future assessments of vessel impairment would be adversely affected.

Notes to Consolidated Financial Statements, page 74

Note E: Vessels, Deferred Dry Dock and other Property, page 80

SEC Comment

4.
Given that your vessels are the most significant component of your balance sheet and operations, please consider including a sub-table that lists for each of your vessels at each balance sheet date, the total cost of the individual vessel, accumulated depreciation, and a reconciliation of changes during the period from disposals, acquisitions, transfers from vessels under construction, or other. For convenience of your investors, and in one easily readable format, the tabular information could also indicate the date acquired, sold, or transferred, along with a cross-reference to any applicable debt disclosed in Note E.

 OSG Response

We will comply with your request in future filings of our Annual Reports on Form 10-K by including additional sub-tables that provide breakdowns of year-end balances of Vessels, at cost and Accumulated Depreciation. We believe that presenting these tables by reportable segment and then providing additional detail by vessel type within the International Crude and International Products reportable segments, since these segments constitute a majority of the Company’s owned vessels in terms of numbers and aggregate carrying value, provides our investors the additional information in a useful and more easily readable format. A draft of the proposed table for December 31, 2011 and 2010 is shown below. In addition, we will comply with your request in such future filings to include a roll-forward, a draft of which is included below for the three years ended December 31, 2011, in the notes to the financial statements of the beginning and ending balance of the net carrying amount of vessels for all periods presented.

The Company respectfully submits to the Staff that current disclosure in Note D in its Quarterly Reports on Form 10-Q provides our investors with information with respect to significant additions and disposals of vessels.

Vessel Type (in thousands)	Vessels, at cost, at December 31, 2011	Accumulated Depreciation at December 31, 2011	Net Carrying Value	Average Vessel Age (weighted by dwt)	Number of Owned Vessels

International Flag Crude Tankers
VLCCs (includes ULCC) (1)
Suezmaxes
Aframaxes (includes OSG Lightering fleet) (2)
Panamaxes
Total International Flag Crude Tankers

International Flag Product Carriers
Panamax
Handysize (3)
Total International Flag Product Carriers

Total Other International Flag Vessels

Total U.S. Flag Vessels

Fleet Total

(1)	Includes five VLCCs that are pledged as collateral under secured term loans due through 2023, as discussed in Note K, with an aggregate carrying value as of December 31, 2011 of $XXX.
(2)	Includes five Aframaxes that are pledged as collateral under secured term loans due through 2023, as discussed in Note K, with an aggregate carrying value as of December 31, 2011 of $XXX.
(3)
Includes seven Handysize Product Carriers that are pledged as collateral under secured term loans due through 2023, as discussed in Note K, with an aggregate carrying value as of December 31, 2011 of $XXX.

Vessel Type	Vessels, at cost, at December 31, 2010	Accumulated Depreciation at December 31, 2010	Net Carrying Value	Average Vessel Age (weighted by dwt)	Number of Owned Vessels

International Flag Crude Tankers
VLCCs (includes ULCC) (1)
Suezmaxes
Aframaxes (includes OSG Lightering fleet) (2)
Panamaxes
Total International Flag Crude Tankers

International Flag Product Carriers
Panamax
Handysize (3)
Total International Flag Product Carriers

Total Other International Flag Vessels

Total U.S. Flag Vessels

Fleet Total
(1)	Includes three VLCCs that are pledged as collateral under secured term loans due through 2023, as discussed in Note K, with an aggregate carrying value as of December 31, 2010 of $XXX.
(2)	Includes five Aframaxes that are pledged as collateral under secured term loans due through 2023, as discussed in Note K, with an aggregate carrying value as of December 31, 2010 of $XXX.
(3)
Includes seven Handysize Product Carriers that are pledged as collateral under secured term loans due through 2023, as discussed in Note K, with an aggregate carrying value as of December 31, 2010 of $XXX.

	Vessel Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2008
Purchases and vessel additions
Transfers from construction in progress
Disposals
Depreciation
Impairment

Balance at December 31, 2009
Purchases and vessel additions
Transfers from construction in progress
Disposals and transfers to held for sale
Depreciation
Impairment

Balance at December 31, 2010
Purchases and vessel additions
Transfers from construction in progress
Disposals and transfers to held for sale
Depreciation
Impairment
Balance at December 31, 2011

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you want to discuss any of the matters contained in this letter, please feel free to contact me at (212) 578-1839.

Sincerely,

/s/ Myles R. Itkin

Myles R. Itkin
Executive Vice President, Chief Financial Officer
   and Treasurer

cc:   Morten Arntzen
Audit Committee
James I. Edelson
Jerry L. Miller
Peter Samuels (Proskauer Rose LLP)
Kenneth Evans (PricewaterhouseCoopers LLP)